Exhibit 99.1

TAOPING INC.

(F/K/A CHINA INFORMATION TECHNOLOGY, INC.)

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

F-1

TAOPING INC.

(F/K/A CHINA INFORMATION TECHNOLOGY, INC.)

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2022 AND DECEMBER 31, 2021

	NOTES	June 30, 2022	December 31, 2021
		(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$753,717	$4,531,266
Accounts receivable, net	2(e)	7,887,069	6,758,162
Accounts receivable-related parties, net	2(e)	959,275	351,472
Advances to suppliers		3,444,286	6,541,323
Prepaid expenses		-	296,494
Inventories, net	8	1,746,323	542,384
Cryptocurrencies, net	10	268,983	829,165
Other current assets	13	1,778,511	1,218,148
TOTAL CURRENT ASSETS		16,838,164	21,068,414
Property, plant and equipment, net	9	18,488,573	21,562,084
Right-of-use assets	2(n)	807,354	896,505
Long-term investments	15	374,959	679,807
Goodwill	3	179,795	-
Other assets, non-current	13	2,798,887	2,948,681
TOTAL ASSETS		$39,487,732	$47,155,491

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	11	$7,262,180	$7,792,125
Accounts payable		4,788,316	9,872,924
Advances from customers		734,131	458,158
Advances from customers-related parties		646,559	121,059
Amounts due to related parties	7(c)	2,985,480	3,145,260
Accrued payroll and benefits		199,562	252,827
Other payables and accrued expenses	17	4,794,842	4,893,499
Other taxes payable		-	379,925
Lease liability-current	14	439,976	427,372
Other current liability		276,460	-
TOTAL CURRENT LIABILITIES		22,127,506	27,343,149

Lease liability	14	438,985	561,843
TOTAL LIABILITIES		22,566,491	27,904,992

EQUITY
Ordinary shares, 2022 and 2021: par $0; authorized capital 100,000,000 shares; shares issued and outstanding, June 30, 2022: 15,590,789 shares; December 31, 2021: 15,513,605 shares;	19	161,396,304	161,098,010
Additional paid-in capital	19	22,447,083	22,447,083
Reserve	18	14,044,269	14,044,269
Accumulated deficit		(204,137,958)	(202,137,403)
Accumulated other comprehensive income		23,171,543	23,800,299
Total equity (deficit) of the Company		16,921,241	19,252,258
Non-controlling interest		-	(1,759)
Total Equity		16,921,241	19,250,499

TOTAL LIABILITIES AND EQUITY		$39,487,732	$47,155,491

The accompanying notes are an integral part of the unaudited consolidated financial statements

F-2

TAOPING INC.

(F/K/A CHINA INFORMATION TECHNOLOGY, INC.)

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

		Six Months Ended	Six Months Ended
	NOTES	June 30, 2022	June 30, 2021
		(Unaudited)	(Unaudited)
Revenue – Products		$2,882,990	$2,971,899
Revenue – Products-related parties	7(a)	-	67,612
Revenue – Software		1,785,891	1,621,534
Revenue – Advertising		1,184,761	576,310
Revenue – Advertising-related parties	7(a)	12,379	-
Revenue – Cryptocurrency mining		3,235,134	814,772
Revenue – Other		1,416,423	319,429
Revenue – Other-related parties	7(b)	19,078	54,021
TOTAL REVENUE		10,536,656	6,425,577
Cost – Products		2,724,655	2,696,207
Cost – Software		828,310	237,986
Cost – Advertising	2(p)	676,382	683,835
Cost – Cryptocurrency mining	2(p)	2,121,501	661,753
Cost – Other		486,047	7,555
TOTAL COST		6,836,895	4,287,336
GROSS PROFIT		3,699,761	2,138,241

Administrative expenses		4,838,472	13,606,688
Research and development expenses		2,050,609	2,260,274
Selling expenses		343,211	193,484
LOSS FROM OPERATIONS		(3,532,531)	(13,922,205)
Subsidy income		89,596	136,393
(Loss) from equity method investment		(307,403)	(578,619)
Other income (loss), net		2,041,658	378,831
Interest expense and debt discounts, net of interest income		(287,592)	(478,439)
Loss before income taxes		(1,996,272)	(14,464,039)
Income tax (expense) benefit	12	(4,283)	(871)
NET LOSS		(2,000,555)	(14,464,910)
Less: Net loss attributable to the non- controlling interest	4	-	366,570
NET LOSS ATTRIBUTABLE TO THE COMPANY		$(2,000,555)	$(14,098,340)

Loss per share - Basic and Diluted
Basic	6	$(0.13)	$(1.34)
Diluted	6	$(0.13)	$(1.34)
NET LOSS PER SHARE ATTRIBUTABLE TO THE COMPANY
Basic	6	$(0.13)	$(1.31)
Diluted	6	$(0.13)	$(1.31)

The accompanying notes are an integral part of the unaudited consolidated financial statements

F-3

TAOPING INC.

(F/K/A CHINA INFORMATION TECHNOLOGY, INC.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021
	(Unaudited)	(Unaudited)
Net loss	$(2,000,555)	$(14,464,910)
Other comprehensive loss:
Foreign currency translation gain (loss)	(1,767,671)	44,523
Comprehensive loss	(3,768,226)	(14,420,387)
Comprehensive loss attributable to the non- controlling interest	-	385,520
Comprehensive loss attributable to the Company	$(3,768,226)	$(14,034,867)

The accompanying notes are an integral part of the unaudited consolidated financial statements

F-4

TAOPING INC.

(F/K/A CHINA INFORMATION TECHNOLOGY, INC.)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(Unaudited)

	Ordinary shares		Additional Paid-in	Statutory	Accumulated	Accumulated other comprehensive	Non- controlling
	Shares	Amount	Capital	Reserve	deficit	income	interest	Total
BALANCE AS AT JANUARY 1, 2022	15,513,605	$161,098,010	$22,447,083	$14,044,269	$(202,137,403)	$23,800,299	$(1,759)	$19,250,499
Stock-based payment for consulting fee (Note 18)	10,000	180,050	-	-	-	-	-	180,050
Disposal of iASPEC	-	-	-	-	-	1,138,915	-	1,138,915
Net loss for the year	-	-	-	-	(2,000,555)	-	-	(2,000,555)
Foreign currency translation gain	-	-	-	-	-	(1,767,671)	-	(1,767,671)
Common stock issued for business acquisition	67,184	118,244	-	-	-	-	-	118,244
Disposal of a consolidated entity	-	-	-	-	-	-	1,759	1,759
BALANCE AS AT JUNE 30, 2022(unaudited)	15,590,789	$161,396,304	$22,447,083	$14,044,269	$(204,137,958)	$23,171,543	$-	$16,921,241

	Ordinary shares		Additional Paid-in	Statutory	Accumulated	Accumulated other comprehensive	Non controlling
	Shares	Amount	Capital	Reserve	deficit	income	interest	Total
BALANCE AS AT JANUARY 1, 2021	8,486,956	$131,247,787	$15,643,404	$14,044,269	$(192,212,544)	$23,612,413	$8,640,871	$976,200
Stock-based payment for consulting fee (Note 18)	7,000	21,840	11,318,641	-	-	-	-	11,340,481
Conversion of convertible notes (Note 15)	598,034	1,745,930	(205,810)	-	-	-	-	1,540,120
Issuance of common stock for financing (Note 18)	3,140,740	13,071,998	-	-	-	-	-	13,071,998
Employee stock incentive (Note 18)	200,000	2,792,000	158,070	-	-	-	-	2,950,070
Net loss for the year	-	-	-	-	(14,098,340)	-	(366,570)	(14,464,910)
Foreign currency translation gain	-	-	-	-	-	63,473	(18,950)	44,523
Common stock issued for business acquisition	1,213,630	5,436,456	-	-	-	-	-	5,436,456
Minority shareholders’ contribution	-	-	-	-	-	-	4,047	4,047
BALANCE AS AT JUNE 30, 2021 (unaudited)	13,646,360	$154,316,011	$26,914,305	$14,044,269	$(206,310,884)	$23,675,886	$8,259,398	$20,898,985

The accompanying notes are an integral part of the unaudited consolidated financial statements

F-5

TAOPING INC.

(F/K/A CHINA INFORMATION TECHNOLOGY, INC.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021
	(Unaudited)	(Unaudited)
OPERATING ACTIVITIES
Net loss	$(2,000,555)	$(14,464,910)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for credit losses on accounts receivable and other current assets	(399,735)	6,697,608
Provision (reversal) for obsolete inventories	678,369	48,589
Depreciation and amortization	4,020,115	2,713,008
(Gain) on sales of cryptocurrencies	(527,005)	(41,345)
Impairment on cryptocurrencies	1,179,078	42,447
(Gain) on business acquisition	-	(12,345)
Loss on equity method investment	284,162	578,620
Loss on disposal of equipment and inventories	-	44,705
Stock-based compensation for consulting services	14,500	2,142,892
Amortization of convertible note discount	-	257,430
Stock-based compensation to employees	-	2,950,070
Write-off of long aged payables	-	(330,991)
Loss (gain) on sale of property and equipment	94,268	-
Changes in operating assets and liabilities:
Accounts receivable	(1,194,885)	1,460,535
Accounts receivable - related parties	(607,803)	744,732
Prepaid expenses	296,519	(701,611)
Inventories	(2,266,246)	(1,193,956)
Cryptocurrencies – mining	(3,235,134)	(814,772)
Other non-current assets	(149,794)	-
Other current assets	(480,677)	(139,076)
Advances to suppliers	2,803,900	(8,488,625)
Other payables and accrued expenses	(568,455)	(741,892)
Advances from customers	901,006	322,214
Advances from customers - related parties	-	(62,356)
Amounts due to related parties	(158,105)	(140,447)
Accounts payable to related party	-	(70,299)
Accounts payable	(3,659,036)	(7,065,510)
Lease liability	215,162	(62,818)
Income tax payable	(374,013)	-
Net cash used in operating activities	(5,134,364)	(16,328,103)

INVESTING ACTIVITIES
Proceeds from sales of property and equipment	-	38,974
Purchases of property and equipment	(2,098,954)	(769,751)
Acquired cash in connection with a business acquisition	4,113	7,644
Proceeds from sales of cryptocurrencies	4,093,524	638,183
Repayment of loan receivable-related party	-	170,909
Net cash provided by investing activities	1,998,683	85,959

FINANCING ACTIVITIES
Proceeds from short-term bank loans	-	4,172,283
Borrowings from related party	-	3,090,580
Repayment of short-term bank loans	(139,082)	(4,512,247)
Capital injected by minority shareholders in joint venture	-	4,047
Proceeds from issuance of common stock, net of issuance cost	-	13,071,998
Net cash (used in) provided by financing activities	(139,082)	15,826,661

Effect of exchange rate changes on cash and cash equivalents	(502,786)	168,088

NET DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(3,777,549)	(247,395)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING	4,531,266	1,096,914
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, ENDING	$753,717	$849,519

Supplemental disclosure of cash flow information:
Cash paid during the year
Income taxes	$-	$-
Interest	$288,707	$195,469

	Six Months Ended	Six Months Ended
	June 30,2022	June 30, 2021
Reconciliation to amounts on consolidated balance sheets
Cash and cash equivalents	$753,717	$849,519
Restricted cash	-	-
Total cash, cash equivalents, and restricted cash	$753,717	$849,519

Supplemental disclosure of significant non-cash transactions:

In January 2021, the Company issued 7,000 non-restricted shares with a fair value of $21,840 to a consultant as a compensation for his service.

In February and April 2021, the Company issued warrants to three strategy consultants to purchase a total of 1.9 million ordinary shares as compensations to their services. The aggregate fair value of the warrants was approximately $11.2 million. All the warrants have expired or been terminated in the second half of 2021.

In March 2021, the Company issued 200,000 restricted ordinary shares under its 2016 Equity Incentive Plan to certain employees with the fair value of approximately $2,792,000 as rewards for their past services.

In April 2021, the Company issued warrants to an investment relationship consultant to purchase 15,000 ordinary shares as a compensation for its service. The fair value of the warrants was approximately $73,000.

In April 2021, the Company obtained right-of-use assets of approximately $1 million in exchange for lease liabilities.

In June 2021, the Company issued 1,213,630 restricted ordinary shares for the acquisition of Taoping New Media Co., Ltd. The fair value of the restricted ordinary shares was approximately $5,436,000.

During the six months ended June 30, 2021, purchase of software and equipment in an amount of approximately $6.7 million and $11,000 was made by an increase in accounts payable and other payable, respectively, and $765,000 was made by a decrease of advances to suppliers.

In February 2022, the Company issued the first phase of 67,184 restricted ordinary shares with a fair value of approximately $118,000, for the acquisition of Zhenjiang Taoping IoT Tech. Co., Ltd. The Company agreed to issue to the shareholders of Zhenjiang Taoping a total of 201,552 restricted ordinary shares in three phases, conditioned upon the satisfaction of certain performance targets.

In March 2022, the Company issued 10,000 ordinary shares with a fair value of $14,500 to a consultant as a compensation for his service.

The accompanying notes are an integral part of the unaudited consolidated financial statements

F-6

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION, PRINCIPAL ACTIVITIES AND MANAGEMENT’S PLANS

Taoping Inc. (f/k/a China Information Technology, Inc.), together with its subsidiaries (the “Company” or “TAOP”), is a blockchain technology and smart cloud services provider. The Company provides cloud-based display terminal and service of digital advertising distribution network and new media resource sharing platform in the Out-of-Home advertising market in China. It’s integrated end-to-end digital advertising solutions enables customers to distribute and manage ads on the ads display terminals. With multiple cloud data centers deployed, the Company also provides computing power and creates value for the encrypted digital currency industry.

In May 2018, we changed our corporate name from “China Information Technology Inc.” to “Taoping Inc.”, to reflect our current business operations in the new media and IoT industries. In 2021, Information Security Tech. International Co. Ltd. (“IST HK”), one of the Company’s Hong Kong subsidiaries, changed its corporate name to Taoping Group (China) Ltd. to reflect the Company’s current corporate structure to be in line with the new business strategies. As listed in the table below, these services are provided through the Company’s operating subsidiaries, primarily in Hong Kong, mainland China and Kazakhstan.

On June 9, 2021, the Company consummated an acquisition of 100% of the equity interest of Taoping New Media Co., Ltd (“TNM”), a leading media operator in China’s out-of-home digital advertising industry. Mr. Jianghuai Lin, the Chairman and CEO of TAOP, who then owned approximately 26.9% of total shares outstanding of the Company, owned approximately 51% of TNM. TNM focuses on digital life scenes and mainly engaged in selling out-of-home advertising time slots on its networked smart digital advertising display terminals with artificial intelligence and big data technologies. The acquisition of TNM is expected to enhance TAOP’s presence in the new media and advertising sectors.

In 2021, the Company launched blockchain related new business in cryptocurrency mining operations and newly established subsidiaries in Hong Kong to supplement its diminished Traditional Information Technology (TIT) business segment as a part of new business transformation.

In September 2021, the Company and the Company’s wholly owned subsidiary, Information Security Technology (China) Co., Ltd. (“IST”) entered into an equity transfer agreement with Mr. Jianghuai Lin, the sole shareholder of iASPEC Technology Group Co., Ltd. (“iASPEC”). Upon closing of the equity transfer, the Company’s variable interest entity structure was dissolved and iASPEC became a wholly owned indirect subsidiary of the Company.

In September 2021, the Company also strategically relocated its global corporate headquarters to Hong Kong to better implement cryptocurrency mining operations and blockchain related new businesses and streamline its international business development, client communication, and service delivery. The office located in Shenzhen, China becomes the TAOP’s regional headquarters in Mainland China.

As a result of the Company’s business transformation and its exit from the TIT business, the Company disposed of 100% equity interests of iASPEC (excluding iASPEC’s subsidiaries) which mainly conducted TAOP’s TIT business to an unrelated third party for nil consideration on June 7, 2022. The disposition resulted in a total recorded income of approximately $1.1 million for the Company for the six months ended June 30, 2022.

Upon the disposition, iASPEC, excluding its subsidiaries, was no longer part of TAOP. As such, the Company’s consolidated financial statements for the six months ended June 30, 2022 only included the financial results of iASPEC for the period from January 1 through June 7, 2022.

In addition, the Company’s subsidiaries, Alpha Digital Group Ltd., Taoping Digital Tech. (Dongguan) Co., Ltd., Wuhu Taoping Education Technology Co., Ltd., and Shenzhen Taoping Education Technology Co., Ltd., were dissolved on January 28, May 17, May 31 and June 14, 2022, respectively, as a result of the business realignment of the Company.

F-7

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following table lists our subsidiaries as of the respective date as indicated below.

Entities	Subsidiaries	June 30, 2022 % owned	December 31, 2021 % owned	December 31, 2020 % owned	Location

Taoping Inc.					British Virgin Islands
Taoping Holdings Limited (THL)	Subsidiary	100%	100%	100%	British Virgin Islands
Taoping Group (China) Ltd. (IST HK)	Subsidiary	100%	100%	100%	Hong Kong, China
Taoping Digital Assets (Asia) Limited (TDAL)	Subsidiary	100%	100%	-	Hong Kong, China
Taoping Digital Assets (Hong Kong) Limited (TDL)	Subsidiary	100%	100%	-	Hong Kong, China
Taoping Capital Limited (TCL)	Subsidiary	100%	100%	-	Hong Kong, China
Alpha Digital Group Ltd. (ADG)	Subsidiary	-	100%	-	Cayman, Island
Kazakh Taoping Operation Management Co. Ltd. (KTO)	Subsidiary	100%	100%	-	Kazakhstan
Kazakh Taoping Data Center Co. Ltd. (KTD)	Subsidiary	100%	100%	-	Kazakhstan
Information Security Tech. (China) Co., Ltd. (IST)	Subsidiary	100%	100%	100%	Shenzhen, China
TopCloud Software (China) Co., Ltd. (TopCloud)	Subsidiary	100%	100%	100%	Shenzhen, China
Information Security IoT Tech. Co., Ltd. (ISIOT)	Subsidiary	100 `%	100%	100%	Shenzhen, China
iASPEC Technology Group Co., Ltd. (iASPEC)	Subsidiary	-	100%	VIE	Shenzhen, China
Biznest Internet Tech. Co., Ltd. (Biznest)	Subsidiary	100%	100%	VIE subsidiary	Shenzhen, China
iASPEC Bocom IoT Tech. Co., Ltd. (Bocom)	Subsidiary	100%	100%	VIE subsidiary	Shenzhen, China
Taoping New Media Co., Ltd. (TNM)	Subsidiary	100%	100%	-	Shenzhen, China
Shenzhen Taoping Education Technology Co., Ltd. (SZTET)	Subsidiary	-	51%	-	Shenzhen, China
Wuhu Taoping Education Technology Co., Ltd. (WHTET)	Subsidiary	-	51%	-	Wuhu, China
Taoping Digital Tech. (Dongguan) Co., Ltd. (TDTDG)	Subsidiary	-	100%	-	Dongguan, China
TopCloud Tech. (Chenzhou) Co., Ltd. (TCTCZ)	Subsidiary	100%	100%	-	Chenzhou, China
Taoping Digital Tech. (Jiangsu) Co., Ltd. (TDTJS)	Subsidiary	100%	100%	-	Jiangsu, China
Zhenjiang Taoping IoT Tech. Co., Ltd. (ZJIOT)	Subsidiary	100%	-	-	Zhenjiang, China

F-8

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Dissolution of the Variable Interest Entity Structure

iASPEC was a VIE of the Company. To comply with PRC laws and regulations that restrict foreign ownership of companies that provide public security information technology and Geographic Information Systems software operating services to certain government and other customers, the Company used to operate the restricted aspect of its business through iASPEC.

In September 2021, we dissolved the variable interest entity structure by exercising the purchase option under certain Option Agreement among IST, iASPEC and its shareholders, to purchase all of the equity interests in iASPEC at an aggregate exercise price of $1,800,000. On September 18, 2021, Taoping Inc. and IST entered into an equity transfer agreement with iASPEC and iASPEC’s then sole shareholder, Mr. Lin, under which Mr. Lin sold and transferred to IST all of the equity interests in and any and all rights and benefits relating thereto of iASPEC in exchange for 612,245 unregistered ordinary shares of Taoping Inc., as determined by dividing $1,800,000 by the volume-weighted average closing price of ordinary shares for the consecutive five (5) trading days immediately prior to September 18, 2021. The parties thereafter completed the equity transfer through applicable PRC governmental registration(s).

Upon the closing of the equity transfer, the Company’s variable interest entity structure was dissolved and iASPEC became a wholly owned indirect subsidiary of the Company. The amended and restated MSA was automatically terminated.

Going Concern and Management’s Plans

Although the COVID-19 pandemic has largely been contained in China, regional outbreaks of infections persist in various localities. The negative impact from the pandemic to macro economy and the out-of-home advertising business continued in the first half of 2022. However, our revenue achieved 64.0% year-over-year increase as a result of the additions of cryptocurrency mining operations and the acquisition of TNM for the year 2021. The Company incurred a net loss of approximately $2.0 million for the six months ended June 30, 2022, compared to a net loss of $14.5 million for the same period of 2021. The improved profitability was mainly due to the decrease of provision of allowance of credit losses and the expenses of stock-based compensation. The Company reported negative cash flows from operations of approximately $5.1 million for the six months ended June 30, 2022, compared to negative cash flows of $16.3 million from operations for the same period of 2021. As of June 30, 2022, the Company had a working capital deficit of approximately $5.3 million, compared to a working capital deficit of $6.3 million as of December 31, 2021. The Company had significant accumulated deficit approximately $204.1 million and $202.1 million as of June 30, 2022 and December 31, 2021, respectively.

In June 2021, the Company completed an acquisition of 100% of equity of TNM to offer more comprehensive services of the new media sharing platform and enhance revenue generation from new media and advertising sectors. In April 2021, the Company also formed a blockchain business segment and engages in cryptocurrency mining activities as the first initiative of this sector to supplement the diminished Traditional Information Technology (TIT) business segment as a part of new business transformation. Specifically, revenue generated from cryptocurrency mining was approximately $5.5 million, and the gross profit from cryptocurrency mining business was approximately $2.7 million for 2021. In the first half of 2022, revenue generated from cryptocurrency mining was approximately $3.2 million, and the gross profit from cryptocurrency mining business was approximately $1.1 million. The Company will continue to expand the digital advertising business through strategic acquisitions, increase computing powers for Blockchain related business operations and explore business opportunity in the smart community and new energy sectors to improve revenue and cash flow generations. The Company’s two core competencies, the Taoping national sales network and the highly scalable and compatible cloud platform, and its strong software development capability, making it a valued partner by many other smart-community customers and solution providers. In addition, the management will also continue to execute the existing business strategies with focuses on selection of quality customers, collection of accounts receivable, maintaining proper inventory level, and managing accounts payable to enhance operating cash flows. Meanwhile, the Company will aggressively develop domestic and international markets to develop new customers in new media business, and explore more blockchain related businesses, such as establishing overseas data centers in addition to Hong Kong and developing applications of NFT, cloud desktop and cloud rendering. The Company’s secured and un-used back credit line as of June 30, 2022 was approximately $2.2 million. With its well established “Taoping” brand, technology platform and industry reputation along with strategic expansion into the Blockchain business sector, the Company believes that it has the ability to raise needed capital to support the Company’s operations and business expansions.

If the Company’s execution of business strategies is not successful in addressing its current financial concerns, additional capital raise from issuing equity security or debt instrument or additional loan facility may occur to support required cash flows. However, the Company can make no assurances that financing will be available for the amounts we need, or on terms commercially acceptable to us, if at all. If one or all of these events do not occur or subsequent capital raise was insufficient to bridge financial and liquidity shortfall, substantial doubt exists about the Company’s ability to continue as a going concern. The consolidated financial statements have been prepared assuming that the Company will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty. To overcome the going concern issue, the Company will actively seek opportunities to achieve revenue growth through strategic acquisitions on digital advertising, new revenue streams development, and significant expansion of computing power for cryptocurrency mining operations. In addition to cash generating from business, the Company has secured at least $8 million revolving bank facility line which provides important capital support for its operation.

F-9

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation and Principles of Consolidation

The consolidated financial statements as of June 30, 2022 and for the six-month periods ended June 30, 2022 and 2021 are unaudited. The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been made that are necessary to present fairly the financial position, the results of its operations and cash flows. Operating results as presented are not necessarily indicative of the results to be expected for a full year. These consolidated financial statements and related notes should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Form 20-F for the year ended December 31, 2021 filed on May 2, 2022 with the Securities and Exchange Commission.

The consolidated financial statements include the accounts of the Company, and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company’s significant estimates include its accounts receivable, assessment of credit losses, fair value of stock options and warrants, valuation allowance of deferred tax assets, useful lives of property and equipment, the recoverability of long-lived assets, revenue recognition, valuation of prepayments, goodwill, and other intangible assets, inventories, cryptocurrencies, purchase price allocation of business combination, right-of-use assets, and lease liabilities. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ from those estimates.

F-10

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(c) Economic, Pandemic, Political, and Currency Exchange Risks

All the Company’s revenue-generating operations are conducted in Hong Kong and mainland China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic, public health, and legal environments in the PRC, and by the general state of the PRC economy. The Company’s operations in the PRC are subject to special considerations and significant risks that are not typically pertaining to the companies in North America and Western Europe. These include risks associated with, among others, the political, economic, public health concerns with persistent outbreaks of COVID-19 infections in various regional localities, and legal environments, geopolitical influences, and foreign currency exchange, notably in recent events, where the government’s sudden interventions or modifications of the laws and regulations currently in effective could negatively impact the Company’s operations and financial results.

In September 2021, ten Chinese regulatory authorities collectively promulgated a guidance to further control and monitor cryptocurrency related trading, exchanges, transaction, banking and financial service, initial coin offering, and other intermediary and derivatives transactions, which are considered illegal in accordance with effectuated laws and regulations and may be subject to penalty criminally. The new guidance also bars foreign cryptocurrency trading platforms and related businesses to provide services to China domestic individuals and business entities, and expands the application of laws and regulations to Chinese employees or contractors of foreign operatives that provide related services to individuals or business entities domiciled in China. The legality of cryptocurrency mining activity may be subject to challenge by Chinese authorities. As a result, the Company has relocated its global headquarters to Hong Kong where cryptocurrency mining, trading, exchange, transaction, and related business activities are lawful.

The functional currency of the Company is primarily Chinese Renminbi Yuan (“RMB”), which is not freely convertible into foreign currencies. The Company cannot guarantee that the current exchange rate will remain steady. Therefore, there is a possibility that the Company could post the same amount of profit for two comparable periods and yet, because of fluctuating exchange rates, record higher or lower profit depending on exchange rate of RMB. RMB converted to U.S. dollars on the relevant dates. The exchange rate could fluctuate depending on changes in the political and economic environment without notice.

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased and cash deposits with financial institutions with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents as of June 30, 2022 or December 31, 2021.

The Company maintains its cash accounts at credit worthy financial institutions and closely monitors the movements of its cash positions. As of June 30, 2022, and December 31, 2021, approximately $0.8 million and $4.5 million of cash, respectively, was held in bank accounts in Hong Kong and mainland China.

(e) Accounts Receivable, Accounts Receivable – related parties, and Concentration of Risk

Accounts receivable are recognized and carried at carrying amount less an allowance for credit loss, if any. The Company maintains an allowance for credit losses resulting from the inability of its customers to make required payments based on contractual terms. The Company reviews the collectability of its receivables on a regular and ongoing basis according to historical trend, and estimates its provision for expected credit losses on receivables aging analysis.

The Company estimates allowance for credit losses for the anticipation of future economic condition and credit risk indicators of customers, including the potential impact of the COVID-19 pandemic on its customers’ businesses. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses. The balance of allowance for credit losses for the six-month ended June 30, 2022 has decreased approximately $2.5 million from the year ended December 31, 2021.

F-11

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Accounts receivable as of June 30, 2022 and December 31, 2021 are as follows:

	June 30, 2022	December 31, 2021
	(Unaudited)
Accounts Receivable	$18,559,539	$18,340,348
Allowance for credit losses	(10,672,470)	(11,582,186)
Accounts Receivable, net	$7,887,069	$6,758,162
Accounts Receivable - related parties	$15,010,731	$16,032,134
Allowance for credit losses - related parties	(14,051,456)	(15,680,662)
Accounts Receivable - related parties, net	$959,275	$351,472

The normal credit term is ranging from 1 month to 3 months after the customers’ acceptance of high-end data storage servers or software, and completion of advertising and other services, and ranging from 1 month to 6 months after the customers’ acceptance of ads display terminals. However, because of various factors of business cycle, the actual collection of outstanding accounts receivable may be beyond the normal credit terms.

In accordance with ASC 210-10-45, the non-current accounts receivable and non-current accounts receivable-related parties represent the amounts that the Company does not reasonably expect to be realized during the normal operating cycle of the Company. The Company uses one-year time period as the basis for the separation of current and non-current assets.

The allowance for credit losses at June 30, 2022 and December 31, 2021, totaled approximately $24.7 million and $27.3 million, respectively, representing management’s best estimate. The following table describes the movements in the allowance for credit losses during the six-month period ended June 30, 2022 and the year ended December 31, 2021:

Balance at January 1, 2021	$21,217,406
Addition from acquisition of subsidiaries under common control	314,214
Increase in allowance for credit losses	5,134,350
Foreign exchange difference	596,878
Balance at December 31, 2021	$27,262,848
Decrease in allowance for credit losses	(359,724)
Decrease for balance recovered due to transfer of a company	(794,239)
Foreign exchange difference	(1,384,960)
Balance at June 30, 2022 (Unaudited)	$24,723,925

F-12

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(f) Fair Value Accounting

Financial Accounting Standards Board (FASB) Accounting Standards Codifications (ASC) 820-10 “Fair Value Measurements and Disclosures”, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). As required by FASB ASC 820-10, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy under FASB ASC 820-10 are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and
Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

(g) Inventories, net

Inventories are valued at the lower of cost (weighted average basis) and net realizable value. Net realizable value is the expected selling price in the ordinary course of business minus any costs of completion, disposal, and transportation to make the sale.

The Company performs an analysis of slow-moving or obsolete inventory periodically and any necessary valuation reserves, which could potentially be significant, are included in the period in which the evaluations are completed. Any inventory impairment results in a new cost basis for accounting purposes.

F-13

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(h) Property, equipment and software, net

Property, equipment and software are stated at cost less accumulated amortization and depreciation. Amortization and depreciation are provided over the assets’ estimated useful lives, using the straight-line method. Estimated useful lives of property, equipment and software are as follows:

Office buildings	20-50 years
Lease improvement	Shorter of lease term or assets lives
Electronics equipment, furniture and fixtures	3-5 years
Motor vehicles	5 years
Purchased software	5 years
Media display equipment	5 years
Cryptocurrency mining machine	3 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss are included in the Company’s results of operations.

(i) Goodwill

ASC 350-30-50, “Goodwill and Other Intangible Assets”, requires the testing of goodwill and indefinite-lived intangible assets for impairment at least annually. The Company tests goodwill for impairment in the fourth quarter each year or earlier if an indicator of impairment exists.

Under applicable accounting guidance, the goodwill impairment analysis is a two-step test. The first step of the goodwill impairment test involves comparing the fair value of each reporting unit with its carrying amount including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, the second step must be performed to measure potential impairment.

The second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated possible impairment. If the implied fair value of goodwill exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds the implied fair value of goodwill, an impairment charges recorded for the excess.

(j) Cryptocurrencies

Cryptocurrencies held, including Bitcoin, Ethereum, and USDT, are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Cryptocurrencies awarded to the Company through its mining activities are included within operating activities in the consolidated statements of cash flows. The sales of cryptocurrencies are included within investing activities in the consolidated statements of cash flows and any realized gains or losses from such sales are included in other income (expense) in the consolidated statements of operations. The Company accounts for its gains or losses in accordance with the first in first out (FIFO) method of accounting.

(k) Business combination

In accordance with ASC 805, the Company applies acquisition method to account for business combination. The acquisition method requires that the fair value of the underlying exchange transaction is used to establish a new accounting basis of the acquired entity upon the acquirer taking control over the acquiree. Furthermore, because of obtaining control the acquirer is responsible and accountable for all of the acquiree’s assets, liabilities and operations, the acquirer recognizes and measures the assets acquired and liabilities assumed at their full fair values as of the date control is obtained, which may result in goodwill, when purchase consideration exceeds the net of fair value of the assets acquired and liabilities assumed, or a bargain purchase gain, when the net of fair value of the assets acquired and liabilities assumed exceeds the purchase consideration, regardless of the percentage ownership in the acquiree or how the acquisition was achieved.

(l) Disposal of subsidiary

The Company deconsolidates a subsidiary upon the loss of control, the related subsidiary’s assets (including goodwill), liabilities, non-controlling interest and other components of equity are de-recognized. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Any consideration received is recognized at fair value. Any resultant gain or loss is recognized in the Statement of Operations.

(m) Long-term investment

The Company’s long-term investment consists of investments accounted for under the equity method and equity investments without readily determinable fair value. Pursuant to ASC 321, equity investments, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company elected to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

For equity investments that the Company elects to measure at cost, less any impairment, plus or minus changes resulting from observable price changes, the Company makes a qualitative assessment considering impairment indicators to evaluate whether investments are impaired at each reporting date. Impairment indicators considered include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee, including factors that raise significant concerns about the investee’s ability to continue as a going concern, a significant adverse change in the regulatory, economic, or technologic environment of the investee and a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. For equity investments without readily determinable fair value, the Company uses Level 3 inputs of fair value accounting in accordance with ASC 820-10 and recognizes impairment loss other than temporary in the statement of operations equal to the difference between its initial investment and its proportional share of the net book value of the investee’s net assets which approximates its fair value.

For impairment on equity investments without readily determinable fair value, the Company uses Level 3 inputs of fair value accounting in accordance with ASC 820-10 and recognizes impairment loss in the statement of operations equal to the difference between its initial investment and its proportional share of the net book value of investee’s net assets which approximates its fair value if those are determined to be other than temporary.

F-14

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(n) Convertible promissory note

The Company determines the appropriate accounting treatment of its convertible debts in accordance with the terms in relation to conversion features. After considering the impact of such features, the Company may account for such instrument as a liability in its entirety, or separate the instrument into debt and equity components following the guidance described under ASC 815 Derivatives and Hedging and ASC 470 Debt. The debt discount, if any, together with related issuance cost are subsequently amortized as interest expense over the period from the issuance date to the earliest conversion date or stated redemption date. The Company presented the issuance cost of debt in the balance sheet as a direct deduction from the related debt.

(o) Operating leases - Right-of-use assets and lease liabilities

The Company accounts for lease under ASC 842 “Leases”, and also elects practical expedient not to separate non-lease component from lease components in accordance with ASC 842-10-15-37 and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component. The Company also elects the practical expedient not to recognize lease assets and lease liabilities for leases with a term of 12 months or less.

The Company recognized a lease liability and corresponding right-to-use asset based on the present value of minimum lease payments discounted at the Company’s incremental borrowing rate. The Company records amortization and interest expense on a straight-line basis based on lease terms and reduces lease liabilities upon making lease payments.

(p) Revenue Recognition

In accordance with the ASC 606, the Company recognizes revenues net of applicable taxes, when goods or services are transferred to customers in an amount that reflects the consideration to which the Company expects to receive in exchange for those goods or services.

The Company generates its revenues primarily from five sources: (1) product sales, (2) software sales, (3) advertising, (4) crypto-currency mining, and (5) other sales. Revenue is recognized when obligations under the terms of a contract with our customers are satisfied, generally, upon delivery of the goods and services and receipts of cryptocurrencies from cryptocurrency mining pools.

Revenue - Products

Product revenues are generated primarily from the sale of Cloud-Application-Terminal based digital ads display terminals with integrated software essential to the functionality of the hardware to our customers (inclusive of related parties) and high-end data storage servers. Although manufacturing of the products has been outsourced to the Company’s Original Equipment Manufacturer (OEM) suppliers, the Company has acted as the principal of the contract. The Company recognized the product sales at the point of delivery. The Company has indicated that it may from time to time provide future unspecified software upgrades to the hardware products’ essential software, which is expected to be infrequent and, free of charge. Non-software service is mainly the one-time training session provided to the customer to familiarize them with the software operation upon the customer’s initial introduction to the software platform. The costs of providing infrequent software upgrade and training are de minimis. As a result, the Company does not allocate transaction price to software upgrade and customer training. Product sales are classified as “Revenue-Products” on the Company’s consolidated statements of operations.

F-15

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Revenue - Software

Customers in the private sector contract the Company to design and develop software products specifically customized for their needs for a fixed price. Software development projects usually include developing software, integrating various isolated software systems into one, and testing the system. The design and build services, together with the integration of the various elements, are generally determined to be essential to the functionality of the delivered software. The contracted price is usually paid in installments based on progression of the project or at the delivery of the software. The Company usually provides non-software services including after-sale support, technical training. The technical training only occurs at the introduction of the software. The software is highly specialized and stable, after-sale support and subsequent upgrade or enhancement are infrequent. The Company has estimated the costs associated with the non-software performance obligations and concludes that these obligations are de minimis to the overall contract. Therefore, the Company does not further allocate transaction price.

The Company usually completes the customized software contracts less than 12 months and recognizes the revenue at the point of delivery because the Company does not have an enforceable right to payment for performance completed to date. Revenues from software development contracts are classified as “Revenue-Software” on the Company’s consolidated statements of operations.

Revenue - Advertising

The Company generates revenues primarily from providing advertising slots to customers to promote their businesses by broadcasting advertisements on identifiable digital ads display terminals and vehicular ads display terminals in different geographic regions and locations through a cloud- based new media sharing platform. The Company also contracts individuals to promote special events or for various occasions. The Company is only obligated to broadcast the advertisements to the contracted digital ads display terminals, and therefore allocates 100% of the transaction price to advertisement broadcasting. The transaction price for advertisement broadcasting is fixed based on the numbers of advertisement delivery and duration of the contract, and has no variable consideration, or significant financing component, or subsequent price change, and is not refundable.

The Company recognizes the revenues, net of applicable taxes, from advertisement broadcasting contracts with customers over the contracted advertising duration.

F-16

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Revenue - Cryptocurrency mining

The Company has entered into digital asset mining pools by executing contracts with the mining pool operators to provide computing power to the mining pool. The contracts are terminable under certain circumstances. In exchange for providing computing power, the Company is entitled to a fractional share of the fixed cryptocurrency awards the mining pool operator receives (less digital asset transaction fees to the mining pool operator, if any.) for successfully adding a block to the blockchain. The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Providing computing power in digital asset transaction verification services is an output of the Company’s ordinary activities. The provision of providing such computing power is the only performance obligation in the Company’s contract with mining pool operator.

The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value using the quoted price of the related cryptocurrency on the date received, which is not materially different than the fair value at the contract inception or at the time the Company has earned the award from the pools. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur (ASC 606-10-32-11), the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm), and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no financing component, nor allocation of transaction price in these transactions.

Revenue - Other

The Company also reports other revenue which comprises revenue generates from System upgrade and technical support services, platform service fee, and rental income.

System upgrade and technical support revenue is recognized when performance obligations are satisfied upon completion of the services. Platform service fee is charged based on number of the display terminals used by the customers or a percentage of advertising revenue generated by the display terminals. Platform service revenue is recognized on a monthly basis over the contract period.

The Company follows ASC 842 – Leases that requires lessor to identify the underlying assets and allocate rental income among considerations in lease and non-lease components. The Company owns two units of office space renting out to a third party and TNM under non-cancelable operating lease agreements with lease terms of six years starting from May 1, 2016 and three years starting from July 1, 2019, respectively. The lease agreements have fixed monthly rental payments, and no non-lease component or option for lessees to purchase the underlying assets. The Company collects monthly rental payments from the lessees, and has generated approximately $150,000 and $183,000 rental income for the periods ended June 30, 2022, and 2021, respectively.

After completion of the business acquisition of TNM on June 9, 2021, TNM became a subsidiary of the VIE of the Company. The rental income from TNM has become an intercompany revenue and been eliminated since June 9, 2021.

Annual minimum rental income to be received in the next 5 years:
2022	195,527
2023	275,255
2024	91,751
Total	562,533

Contract balances

The Company records advances from customers when cash payments are received or due in advance of our performance. For the six months ended June 30, 2022 and 2021, the Company recognized revenue of $9,000 and $104,000, respectively, that was included in the advances from customers balance at the beginning of each reporting period.

Practical expedients and exemptions

The Company generally expenses sales commissions and other incremental costs of obtaining a contract, if any incurred, because the duration of the service contracts and the amortization periods would have been one year or less. In many cases, the Company is approached by customers for customizing software products for their specific needs without incurring significant selling expenses.

The Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected duration of one year or less.

(q) Cost of advertising and cost of cryptocurrencies

The cost of advertising mainly comprises of direct costs of generating advertising revenue including lease expense for the wall space, to where the ads display terminal to be installed, installation costs of ads display terminals, depreciation of display termination, labor, and other related expenses. The cost of cryptocurrencies consists primarily of direct costs of earning Bitcoin and Ethereum related to mining operations, including mining platform fees, mining pool fees, mining facility rental fees, electric power costs, other utilities, depreciation of mining machines, labor, insurance, and among other ancillary costs.

F-17

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(r) Segment reporting

Segment information is consistent with how management reviews the businesses, makes investing and resource allocation decisions and assesses operating performance. Transfers and sales between reportable segments, if any, are recorded at cost.

The Company reports financial and operating information in the following three segments:

(1)	Cloud-based Technology (CBT) segment — It includes the Company’s cloud-based products, high-end data storage servers. and related services sold to private sectors including new media, healthcare, education, and residential community management, and among other industries and applications. In this segment, the Company generates revenues from the sales of hardware and software total solutions with proprietary software and content as well as from designing and developing software products specifically customized for private sector customers’ needs for a fixed price. The Company includes the revenue and cost of revenue of high-end data storage servers in the CBT segment. Advertising services is included in the CBT segment, after the Company consummated the acquisition of TNM. Advertisements are delivered to the ads display terminals and vehicular ads display terminals through the Company’s cloud-based new media sharing platform. Incorporation of advertising services complements the Company’s out-of-home advertising business strategy.

(2)	Blockchain Technology (BT) segment — The BT segment is the Company’s newly formed business sector. Cryptocurrency mining is the first initiative implemented in the BT segment.

(3)	Traditional Information Technology (TIT) segment —The TIT segment includes the Company’s project-based technology products and services sold to the public sector. The solutions the Company has sold primarily include Geographic Information Systems (GIS), Digital Public Security Technology (DPST), and Digital Hospital Information Systems (DHIS). In this segment, the Company generates revenues from sales of hardware and system integration services. As a result of the business transformation, the TIT segment was being phased out in 2021.

(s) Recent Accounting Pronouncements

In August 2020, the FASB issued ASU No. 2020-06 (“ASU 2020-06”) “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity.” ASU 2020-06 will simplify the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. ASU 2020-06 is effective for public business entities fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. The adoption of ASU 2020-06 does not have material impact on the group’s consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)-Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The guidance provides clarification of the interaction of rules for equity securities, the equity method of accounting and forward contracts and purchase options on certain types of securities. ASU 2020-01 is effective for the Company in the first quarter of 2021. The adoption did not have any significant impact on the Company’s consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, Business Combination (Topic 805) “Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”. The ASU 2021-08 requires that an entity (acquirer) recognizes and measures contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. The A December 31SU 2021-08 also provides certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. The ASU 2021-08 also applies to contract assets and contract liabilities from other contracts to which the provisions of Topic 606 apply, such as contract liabilities from the sale of nonfinancial assets within the scope of Subtopic 610-20, Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets. For public business entities, the ASU 2021-08 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The ASU 2021-08 should be applied prospectively to business combinations occurring on or after the effective date of the amendments. Early adoption of the amendments is permitted, including adoption in an interim period. An entity that early adopts in an interim period should apply the amendments (1) retrospectively to all business combinations for which the acquisition date occurs on or after the beginning of the fiscal year that includes the interim period of early application and (2) prospectively to all business combinations that occur on or after the date of initial application. Adoption of ASU 2021-08 is not expected to have material impact on the consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832), “Disclosures by Business Entities about Government Assistance”. The ASU 2021-10 requires the following annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy: 1. Information about the nature of the transactions and the related accounting policy used to account for the transactions 2. The line items on the balance sheet and income statement that are affected by the transactions, and the amounts applicable to each financial statement line item 3. Significant terms and conditions of the transactions, including commitments and contingencies. The amendments in this Update are effective for all entities within their scope for financial statements issued for annual periods beginning after December 15, 2021. Early application of the amendments is permitted. An entity should apply the amendments in this Update either (1) prospectively to all transactions within the scope of the amendments that are reflected in financial statements at the date of initial application and new transactions that are entered into after the date of initial application or (2) retrospectively to those transactions. Adoption of ASU 2021-10 is not expected to have material impact on the consolidated financial statements.

The Company has considered all other recently issued accounting pronouncements and does not believe that the adoption of such pronouncements will have a material impact on the consolidated financial statements.

F-18

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

3. BUSINESS ACQUISITION

On June 9, 2021, the Company and Biznest, a subsidiary of the Company consummated an acquisition of 100% of the equity interests of TNM and its subsidiary . Mr. Jianghuai Lin, the Chairman and CEO of the Company, who then owned approximately 26.9% of total shares outstanding of the Company, owned approximately 51% of TNM. TNM is a new media operator focusing on digital life scenes and mainly engages in selling out-of-home advertising time slots on its networked smart digital advertising display terminals with artificial intelligence and big data technologies. Acquiring TNM and synergizing its new media network will enhance the Company’s presence in the new media and advertising sectors. After completion of the acquisition, TNM becomes a wholly owned subsidiary of Biznest.

Pursuant to the share purchase agreement, as a consideration of the purchase, the Company issued to the shareholders of TNM a total of 1,213,630 ordinary shares equivalent to the value of approximately $5.4 million.

The Company uses Level 3 inputs of fair value accounting for the identifiable assets and liabilities of TNM. The allocation of the purchase consideration is final, which was determined after the completion of a detailed analysis of the fair value for all assets acquired.

The following table summarizes the purchase price allocation for TNM, and the amounts of the assets acquired, and liabilities assumed which were based on their estimated fair values at the acquisition date:

Cash	$7,644
Accounts receivable, net	1,252,601
Advances to suppliers	75,971
Other receivables and other current assets, net	2,345,332
Long-term investments	1,386,191
Property and equipment	1,550,113
Right of use assets	74,812
Accounts payable	(339,198)
Advances from customers	(10,943)
Accrued payroll and benefits	(32,840)
Amount due to related parties	(619,571)
Other payables and accrued expenses	(87,373)
Lease liabilities	(153,938)
Total net assets acquired	5,448,801
Bargain purchase gain	(12,345)
Total purchase price	$5,436,456

Due to the negative impact from COVID-19 pandemic and slowdown of the out-of-home advertising industry in China, the total consideration paid by the Company was less than the net amount of identifiable assets acquired and liabilities assumed of TNM, which resulted in a bargain purchase gain of approximately $12,000 on the acquisition date.

The Company’s consolidated statement of operations for the year ended December 31, 2021 included revenue of $1.78 million and net loss of $0.55 million attributable to TNM since June 9, 2021, the acquisition date.

The Company’s consolidated statement of operations for the six months ended June 30, 2022 included revenue of $0.56 million and net loss of $0.02 million attributable to TNM.

On January 13, 2022, the Company entered into a share purchase agreement to acquire 95.56% equity interest in Zhenjiang Taoping IoT Tech. Co., Ltd. (“ZJIOT”), aiming to accelerate the Company’s smart charging pile and digital new media businesses in East China. Pursuant to the share purchase agreement, the Company has agreed to issue to the shareholders of ZJIOT a total of 201,552 restricted ordinary shares. Upon the completion of the acquisition, the Company currently owns 100% equity interest in ZJIOT.

The following table summarizes the purchase price allocation for ZJIOT, and the amounts of the assets acquired, and liabilities assumed which were based on their estimated fair values at the acquisition date:

Cash	$4,116
Accounts receivable, net	260,189
Advances to suppliers	4,252
Other receivables, net	2,532
Property, plant and equipment, net	215,689
Accounts payable	(250,706)
Advances from customers	(8,046)
Accrued payroll and benefits	(10,633)
Other payables and accrued expenses	(8,923)
Total net assets acquired	208,470
Goodwill	179,795
Total purchase price	$388,266

The Company’s consolidated statement of operations for the six months ended June 30, 2022 included revenue of $0.1 million and net loss of $0.07 million attributable to ZJIOT since January 13, 2022, the acquisition date, to the end of June 30, 2022.

F-19

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

4. VARIABLE INTEREST ENTITY

Prior to the dissolution of the Company’s VIE structure in September 2021, iASPEC was a variable interest entity of the Company and the Company was the primary beneficiary of iASPEC. iASPEC’s financial results were consolidated into the Company’s financial statements. From September 2021 to June 7, 2022, iASPEC was a wholly-owned subsidiary of the Company. Accordingly, the assets and liabilities and revenues and expenses of iASPEC have been included in the accompanying consolidated financial statements up to June 7, 2022.

In June 2021, iASPEC, through its subsidiary Biznest, acquired TNM. In addition, iASPEC’s subsidiary Biznest formed Shenzhen Taoping Education Technology Co., Ltd. and Wuhu Taoping Education Technology Co., Ltd. in 2021 where iASPEC indirectly owned 51% equity interests of each entity. As indirect wholly owned or majority owned subsidiaries of iASPEC, the financial results of TNM, Shenzhen Taoping Education Technology Co., Ltd. and Wuhu Taoping Education Technology Co., Ltd. have been consolidated into the Company’s financial statements.

For the six months ended June 30, 2022 and 2021, net loss of $Nil, and $366,570, respectively, have been attributed to non-controlling interest in the consolidated statements of operations of the Company.

Prior to the dissolution of the VIE structure, government licenses, permits and certificates represented substantially all of the unrecognized revenue-producing assets held by iASPEC, the VIE, and its subsidiaries; recognized revenue-producing assets held by the iASPEC and its subsidiaries consisted of property, equipment and software.

On September 18, 2021, the Company and the Company’s wholly owned subsidiary, IST entered into an equity transfer agreement with Mr. Jianghuai Lin, the sole shareholder of iASPEC. Upon closing of the equity transfer, the Company’s then existing variable interest entity structure was dissolved and iASPEC became a wholly owned indirect subsidiary of the Company. As a result, all assets and liabilities of iASPEC were incorporated into the Company’s balance sheet since December 31, 2021.

On June 7, 2022, the Company transferred 100% equity interests of iASPEC, excluding its subsidiaries, to an unrelated third party for nil consideration. The disposition resulted in a total recorded income of approximately $1.1 million for the Company for the six months ended June 30, 2022. Upon the disposition, iASPEC, excluding its subsidiaries, was no longer part of TAOP. As such, the Company’s consolidated financial statements for the six months ended June 30, 2022 only included the financial results of iASPEC for the period from January 1 through June 7, 2022.

F-20

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

5. DISPOSALS OF CONSOLIDATED ENTITIES

ADG, SZTET, WHTET, and TDTDG were dissolved on January 28, June 14, May 31, and May 17, 2022, respectively. The dissolution of these companies did not result in any gain or loss for the six months ended June 30, 2022.

None of the above-referenced dispositions in 2022 qualified as discontinued operations as they do not individually or in the aggregate represent a strategic shift that has had a major impact on the Company’s operations or financial results.

6. LOSS PER SHARE

Basic loss per share is computed by dividing loss available to common shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted loss per share reflects the potential dilution that could occur, if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, or resulted in the issuance of ordinary shares that shared in the earnings of the entity.

Components of basic and diluted earnings per share were as follows for the six months ended June 30, 2022 and 2021:

	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021
	(Unaudited)	(Unaudited)
Numerator:
Net loss attributable to the Company	$(2,000,555)	$(14,098,340)
Denominator:
Weighted average outstanding ordinary shares-Basic	15,320,468	10,761,008
Weighted average outstanding ordinary shares- Diluted	15,320,468	10,761,008
Loss per share attributable to the Company
Basic	$(0.13)	$(1.31)
Diluted	$(0.13)	$(1.31)

For the six-month period ended June 30, 2022 and 2021, no shares were included in the diluted earnings per shares calculation. These incremental shares were added to denominator for the period that stock options were outstanding due to the average market price of the Company’s stock in the period exceeded the exercise prices of the stock options granted to the Company’s employees and various consultants. The incremental shares were computed under the treasury stock method. There were 313,000 stock options for employees, and 57,366 stock options and 1 million warrants for nonemployees outstanding that were not included in the computation of dilutive weighted- average shares outstanding for the six months ended June 30, 2021, because the effect would be anti-dilutive.

There were 288,500 stock options for employees, 57,366 options for nonemployees outstanding that were not included in the computation of dilutive weighted- average shares outstanding for the six months ended June 30, 2022, because the effect would be anti-dilutive, as well. The EPS calculation excluded the if-converted shares from the convertible promissory note or exercised shares from detachable warrant associated with the convertible promissory note for the period ended June 30, 2022, based on the Company’s stock prices, which were significantly below the stated convertible price and among other conversion prices of alternative conversions or exercise price of the warrant.

F-21

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

7. RELATED PARTY TRANSACTIONS

(a)	Revenue – related parties

For the six months ended June 30, 2022 and 2021, approximately $12,000 and $68,000, respectively, for sales of products and advertising revenue were from Taoping alliance companies of which TNM has equity investment of over 5% ownership.

(b)	Other revenue – related party

For the six months ended June 30, 2021, the Company had a rental income of approximately $30,000 from TNM which was for the office lease between TNM and the Company. Upon completion of the Company’s acquisition of TNM on June 9, 2021, the related party rental income was eliminated in the Company’s consolidated financial statements thereafter. Other revenue generated from related parties also includes system maintenance service provided to Taoping affiliate customers, which was approximately $19,000 and $24,000, for the six months ended June 30, 2022 and 2021, respectively.

(c)	Amount due to related parties

As of June 30, 2022 and December 31, 2021, the amount due to related parties was approximately $2,985,000 and $3,145,000, respectively, which included a loan of RMB20 million from a related company 100% owned by Mr. Lin for 12-month at the interest of 5.85% per annum, which matures on May 18, 2023.

8. INVENTORIES

As of June 30, 2022 and December 31, 2021, inventories consist of:

	June 30, 2022	December 31, 2021
	(Unaudited)
Raw materials	$3,575	$3,767
Finished goods	1,245,739	559,659
Cost of projects	695,814	82,898
Inventories, gross	$1,945,128	$646,324
Allowance for slow-moving or obsolete inventories	(198,805)	(103,940)
Inventories, net	$1,746,323	$542,384

For the six months ended June 30, 2022 and 2021, impairments for obsolete inventories were approximately $104,000 and $49,000, respectively. Impairment charges on inventories are included with administrative expenses.

Included in the balance as of June 30, 2022, there was inventory of high-end storage server and computer hardware.

F-22

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

9. PROPERTY, EQUIPMENT AND SOFTWARE

As of June 30, 2022 and December 31, 2021, property, equipment and software consist of:

	June 30, 2022	December 31, 2021
	(Unaudited)
Office buildings	$4,174,975	$4,398,414
Electronic equipment, furniture and fixtures	6,891,672	6,013,676
Motor vehicles	87,480	155,697
Cryptocurrency mining machine	8,750,300	8,147,574
Media display equipment	1,162,152	1,197,273
Leasehold improvement	556,856	529,885
Purchased software	20,282,405	19,840,491
	41,905,840	40,283,010
Less: accumulated depreciation	(23,417,267)	(18,720,926)
Property, equipment and software, net	$18,488,573	$21,562,084

Depreciation expenses for the six months ended June 30, 2022 and 2021 were approximately $4.7 million and $2.1 million, respectively.

Management regularly evaluates property, equipment and software for impairment, if an event occurs or circumstances change that would potentially indicate that the carrying amount of the property, equipment and software exceeded its fair value. Management utilizes the discounted cash flow method to estimate the fair value of the property, equipment and software.

Company’s office buildings, with net carrying value of approximately $2.8 million, are used as collateral for its short-term bank loan.

10. CRYPTOCURRENCIES

As of June 30, 2022 and December 31, 2021, cryptocurrencies mainly included Bitcoin and Ethereum the Company held which were received from mining activities. Cryptocurrencies is classified as current asset as it is expected to be realized in cash by the Company within one year.

F-23

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the movements of cryptocurrencies for the six months ended June 30, 2022 and 2021, respectively:

	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021
	(Unaudited)	(Unaudited)
Beginning balance	$829,165	$-
Receipt of cryptocurrencies from mining activities	3,235,134	814,772
Purchases of cryptocurrencies	1,063,837	-
Sales of cryptocurrencies	(4,093,524)	(638,183)
Payment of cryptocurrencies for other expenses	(113,556)	-
Realized gain on sale of cryptocurrencies	527,005	41,345
Impairment loss on cryptocurrencies	(1,179,078)	(42,447)
Ending balance	$268,983	$175,487

11. BANK LOANS

(a) Short-term bank loans

	June 30, 2022	December 31, 2021
	(Unaudited)

Secured short-term loans (1)	$7,262,180	$7,792,125

(1)	Detailed information of secured short-term loan balances as of June 30, 2022 and December 31, 2021 were as follows:

	June 30, 2022	December 31, 2021
	(Unaudited)

Guaranteed by IST and Mr. Lin and Collateralized by the real property of ISIOT and equity investment of IST HK	$7,262,180	$7,792,125
Total	$7,262,180	$7,792,125

As of June 30, 2022, the Company had short-term bank loans of approximately $7.3 million, which mature on various dates from July 9, 2022 to December 17, 2022. The short-term bank loans can be extended for another year by the banks upon request of the Company without additional charges to the Company upon maturity. The bank borrowings are in the form of credit facilities. Amounts available to the Company from the banks are based on the amount of collateral pledged or the amount guaranteed by the Company’s subsidiaries. These borrowings bear interest rates ranging from 4.50% to 5.40% per annum. The weighted average interest rates on short term debt were approximately 4.86% and 5.84% for the six months ended June 30, 2022 and 2021, respectively. The interest expenses were approximately $0.3 million each, for the six months ended June 30, 2022 and 2021.

F-24

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

12. INCOME TAXES

Pre-tax (loss) income from continuing operations for the six months ended June 30, 2022 and 2021 were taxable in the following jurisdictions:

	Six Months Ended	Six Months Ended
	June 30, 2022	June 30, 2021
	(Unaudited)	(Unaudited)
PRC	$19,347,915	$(8,798,878)
HK	(21,344,187)	(224,699)
BVI	-	(5,440,462)
Total loss before income taxes	$(1,996,272)	$(14,464,039)

United States

The Company from time to time evaluates the tax effect of global intangible low-taxed income (“GILTI”), and determined that there was no impact of GILTI tax to the Company’s consolidated financial statements as of June 30, 2022.

F-25

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

BVI

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI and ordinary income, if any, are not subject to income taxes.

Hong Kong

Under the current laws of Hong Kong, IST HK is subject to a profit tax rate of 16.5%.

PRC

Income tax expense (benefit) from continuing operations consists of the following:

	Six Months Ended	Six Months Ended
	June 30, 2022	June 30, 2021
	(Unaudited)	(Unaudited)
Current tax expense (benefit)	$4,283	$871
Income tax expense (benefit)	$4,283	$871

Current income tax expense (benefit) were recorded in 2022 and 2021 and were related to differences between the book and corporate income tax returns.

	Six Months Ended	Six Months Ended
	June 30, 2022	June 30, 2021
	(Unaudited)	(Unaudited)
PRC statutory tax rate	25%	25%
Computed expected income tax (benefit)	$(499,068)	$(3,616,011)
Tax rate differential benefit from tax holiday	196,598	952,236
Permanent differences	(301,024)	231,390
Tax effect of deductible temporary differences not recognized	331,895	1,016,965
Non-deductible tax loss	275,882	1,416,291
Income tax expense (benefit)	$4,283	$871

F-26

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The significant components of deferred tax assets and deferred tax liabilities were as follows as of June 30, 2022 and December 31, 2021:

	June 30, 2022		December 31, 2021
	(Unaudited)
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Allowance for credit losses	$3,721,435	$-	$4,537,564	$-
Loss carry-forwards	4,301,035	-	5,080,165	-
Fixed assets	49,112	(396,037)	25,406	(272,344)
Inventory valuation	156,769	-	329,915	-
Cryptocurrency valuation	-	-	81,447	-
Accrued liabilities	14,274	157,509	15,038	-
Long-term investments	217,305	-	5,897	-
Intangible assets	-	130,963	-	137,973
Gross deferred tax assets and (liabilities)	8,459,930	(107,565)	10,075,432	(134,371)
Valuation allowance	(8,352,365)	-	(9,941,061)	-
Total deferred tax assets and (liabilities)	$107,565	$(107,565)	$134,371	$(134,371)

The Company has net operating loss carry forwards totaling RMB 178 million ($27.7 million) as of June 30, 2022, substantially all of which were from PRC subsidiaries and will expire on various dates through June 30, 2027. Valuation allowance for deferred tax asset was fully provided.

IST is approved as being high-technology enterprises and subject to PRC enterprise income tax rate (“EIT”) at 15%. For Biznest, the income tax starts from the earning year, tax free for the first two years and 12.5% income tax rate for year 3-5.

The Company recognizes that virtually all tax positions in the PRC are not free of some degree of uncertainty due to tax law and policy changes by the State. However, the Company cannot reasonably quantify political risk factors and thus must depend on guidance issued by current State officials.

Based on all known facts, circumstances, and current tax law, the Company has recorded nil unrecognized tax benefits as June 30, 2022 and December 31, 2021, respectively. The Company believes that there are no tax positions for which it is reasonably possible, based on current Chinese tax laws and policies, that the unrecognized tax benefits will significantly increase or decrease over the next 12 months, individually or in the aggregate, and have a material effect on the Company’s results of operations, financial condition or cash flows.

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. Any accrued interest or penalties associated with any unrecognized tax benefits were not significant for the six months ended June 30, 2022 and 2021.

F-27

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Since the Company intends to reinvest its earnings to further expand its businesses in the PRC, the PRC subsidiaries do not intend to declare dividends to their parent companies in the foreseeable future. The Company’s foreign subsidiaries are in a cumulative deficit position. Accordingly, the Company has not recorded any deferred taxes on the cumulative amount of any undistributed deficit. It is impractical to calculate the tax effect of the deficit at this time.

13. OTHER CURRENT AND NON-CURRENT ASSETS

(a)	As of June 30, 2022, and December 31, 2021, other current assets consist of:

	June 30, 2022	December 31, 2021
	(Unaudited)
Advances to unrelated parties (i)	$1,382,896	$937,235
Advances to employees	26,069	49,218
Other current assets	369,546	231,695
	$1,778,511	$1,218,148

(i)	The advances to unrelated parties for business development, and are non-interest bearing and due on demand.

As of June 30, 2022, the balance included the amount due from a third-party vendor of approximately $653,000. According to the contract and its subsequent amendment, the vendor is contracted to perform consulting service of market research as subcontractor and to facilitate the development of the new media advertising market.

Based on the amendment of the contract, the Company agrees to make advances to the vendor specifically for its market development purposes, and the total commitment of funding was RMB6 million (USD $895,644). Meanwhile, the Company agrees to pay the vendor a 12% commission fee based on the advertising revenue it has facilitated, and a 50% subcontractor fee based on the consulting services revenue, tax inclusive.

If the Company’s revenue facilitated by the vendor does not reach certain threshold during specified periods, the contract could be terminated by the Company, and all funding with applicable interest, less any commissions and subcontractor fees payable to the vendor, shall be repaid to the Company within one month after the termination of the contract. If the two parties terminate the cooperation on the condition that the vendor meet the target, all funding without interest, shall be repaid.

The first period as specified is from January 1, 2021 to December 31, 2021 with a threshold revenue of RMB 15 million (approximately USD $2,294,400). The threshold revenue is to increase by 30% in the year 2022. For the year ended December 31, 2021, revenue facilitated by the vendor has reached RMB15.2 million (approximately USD $2,386,360). For the six months ended June 30, 2022, revenue facilitated by the vendor has reached RMB3.4 million (approximately USD $531,105). The Company will continue to monitor the revenue facilitated by the vendor and assess if an event occurs or circumstance changes that would potentially indicate that the carrying amount of the receivable was impaired.

(b)	As of June 30, 2022 and December 31, 2021, Other assets, non-current consist of:

	June 30, 2022	December 31, 2021
	(Unaudited)
Other assets, non-current	$2,798,887	$2,948,681

During 2019 and 2020, the Company advanced RMB 30 million (USD $4.5 million) to a vendor, whom the Company has contracted to develop a vehicular IOT smart advertising software (“Internet of Vehicle” or “IOV” software) to interconnect to the Company’s new media advertising sharing platform expanding its advertising capability to people riding in motor vehicles. According to the contract and its subsequent amendment, total commitment of the funding was RMB 30 million (USD $4.5 million). The vendor is solely responsible for hardware and software development and marketing the vehicular terminal. The Company financially supports development cost of IOV software in exchange for advertising revenue generated from the software for four years of the contract term.

Based on the amendment of the contract, if the Company’s new media advertising revenue generated from IOV software does not reach certain threshold during specified period, the contract could be terminated by the Company, and all funding with applicable interest, and less the revenue generated from the IOV software shall be repaid to the Company within one half year after the termination of the contract. Before the full repayment of the funding, the Company owns 100% of the title of the IOV software and related equipment, which will be transferred to the vendor upon its repayment of the total funding plus applicable interest.

Starting in October 2020, IOV software revenue will be divided into eight periods. The first period as specified was from October 1, 2020 to April 30, 2021 with a threshold advertising revenue from IOV software of RMB 3 million (approximately USD $462,000). The revenue is to increase incrementally by 15% in every six months going forward until the contract expires four years after the commencing date of the operation. The first period as specified was from October 1, 2020 to April 30, 2021 with advertising revenue from IOV software of RMB 3 million (approximately USD $462,000). The second period as specified was from May 1, 2021 to October 30, 2021 with advertising revenue from IOV software of RMB 3.3 million (approximately USD $510,000). The third period as specified was from November 1, 2021 to April 30, 2022 with advertising revenue from IOV software of RMB 3.4 million (approximately USD $531,000). The Company will continue to monitor advertising revenue generation from the IOV software and evaluate for impairment, if an event occurs or circumstance changes that would potentially indicate that the carrying amount of the asset exceeded its fair value. The vendor will own the title of the IOV software upon its fulfillment of the contract obligations after three years.

The development of IOV software was completed by September 30, 2020. Since Company has the right to use the IOV software in the contract term, software was capitalized as “other assets, non-current, net” and started to amortize from October 1, 2020 over the four-year contract term. As of June 30, 2022 and December 31, 2021, the balance of “other assets, non-current, net” was $2,798,887 and $2,948,681, respectively. The reduction of the amount receivable was approximately $0.15 million for the period ended June 30, 2022.

F-28

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

14. OPERATING LEASES

In addition to the lease with a related party for computing server room in Dongguan City, commenced in April 2021, and terminated in March 2022, a data center in Zhenjiang commenced in April 2022, the Company leased an office space, three server rooms, and a dormitory in Hong Kong for executing the Blockchain business strategy. The fixed monthly lease payment for the office space is $21,765 (HKD 170,775) all inclusive of rental, property management fee, utility, and applicable tax) with a lease term of three years ending April 18, 2024. The fixed monthly lease payment for the server rooms is $12,490 (HKD 98,000) all inclusive of rental, management fee, utility, and applicable tax) with a lease term of three years ending May 16, 2024 for two server rooms, and three years ending January 15, 2025 for another server room. The fixed monthly lease payment for the dormitory is $4,333 (HKD 34,000) including rental and management fee with a lease term of two years ending April 19, 2023. All lease agreements have no variable lease payment nor option to purchase the underlying assets. There was no initial direct cost associated with the office space lease agreement. The initial direct costs associated with the lease for server rooms and dormitory are $12,560 (HKD 98,000), and $2,194 (HKD 17,000), respectively.

The Company has also leased specific and identifiable wall spaces with a certain dimension in commercial and residential building lobbies, inside elevators, elevator waiting areas, and various places to install the new media advertising display terminals without substitution for purpose of broadcasting advertisements paid by the customers to promote their businesses or special events. The lease terms with negotiated payment terms range from one year to three years, and the rental costs vary depending on the number of spots where the display terminals are installed and the duration of the leases.

The Company incurred rent expenses of approximately $228,000 whereas rent expenses for short-term lease were approximately $8,600 for the period ended June 30, 2022.

The Company has elected to apply the short-term lease exception to all leases with a term of one year or less. The future short-term lease costs are approximately $6,200 in the year subsequent to June 30, 2022.

Weighted-average remaining lease term as of June 30, 2022, and discount rate for its operating leases are as follows:

Weighted-average remaining lease term	22.6 months
Weighted-average discount rate	4.75%

The following table outlines maturities of operating lease liabilities as of June 30, 2022:

Year ending June 30	Leases for office/ server rooms/ Dormitory
2022	$352,688
2023	131,184
2024	5,098
Total lease payments	488,970
Less: Imputed interest	(37,935)
Present value of lease liabilities	$451,035

F-29

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

15. LONG-TERM INVESTMENTS

As of June 30, 2022, the carrying value of the Company’s equity investments were $374,959, which consisted of the followings:

(1) Equity method investments:

As of June 30, 2022, the Company’s equity method investments had a carrying value of $14,699 which were as follows:

Investees	Abbreviation	% of Ownership	Carrying value
Qingdao Taoping IoT Co., Ltd.	QD Taoping, or QD	47%	$-
Yunnan Taoping IoT Co., Ltd.	YN Taoping, or YN	40%	-
Jiangsu Taoping IoT Technology Co.,Ltd.	JS Taoping, or JS	25%	8,540
Jiangsu Taoping New Media Co., Ltd	JS New Media, or JN	21%	6,159
			$14,699

The Company’s initial investments in the above equity method investments were approximately $1.9 million. The Company recognized losses from equity method investments of approximately $0.3 million and no impairment on equity method investments for the six months ended June 30, 2022. The Company recognized losses from equity method investments of approximately $0.6 million and no impairment on equity method investments from the acquisition date June 9, 2021 to June 30, 2021.

(2) Equity investments without readily determinable fair value that is not accounted for under equity method accounting:

In accordance with ASC 321, the Company elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

As of June 30, 2022 and December 31, 2021, the carrying value for the equity investments without readily determinable fair value was $360,260 and $394,670, respectively. The total initial investments to the equity investments without readily determinable fair value were approximately $710,786. Impairment of approximately $0.03 million was recognized for the six months ended June 30, 2022. No impairment was recognized for the six months ended June 30, 2021.

16. CONVERTIBLE NOTE PAYABLE

In October 2019, March 2020, and September 2020, the Company issued Convertible Promissory Notes with principal amount of $1.04 million, $1,48 million and $1.48 million, respectively (Note-1, Note-2, and Note-3, collectively “Notes”). All three Notes mature in 12 months from the issue dates of the Notes (the “Maturity Dates”), carrying an interest rate of 5% per annum and an original issue discount (OID) to cover investors’ transaction costs of the Notes. In September and October 2020, the principal balance and the accrued interest of Note-1 was fully converted to 454,097 ordinary shares of the Company with no par value at a conversion price of $2.4. In September and December 2020, the principal balance and the accrued interest of Note-2 was fully converted to 612,748 ordinary shares of the Company with no par value at a conversion price of $2.42 and 2.57, respectively. The total amount of principal and accrued interest converted of Note-1 and Note-2 was approximately $2.6 Million.

In conjunction with issuance of the Notes, the Company also issued the holders of the Notes warrants to purchase 26,667, 53,334, and 53,334 ordinary shares of the Company, at an exercise price of $9 with a cashless-exercise option. The warrants will expire in three years from the dates of issuance, respectively.

In June 2021, the investor of Note-3 converted $740,000 of principal amount of the convertible note along with accrued interest of $26,208 into 298,716 ordinary shares of the Company with no par value at a conversion price of $2.565. In October 2021, a total of $777,000 including outstanding principal amount of $740,000 and accrued interest of $37,000 of Note-3 was repaid to the investor. As of December 31, 2021, there was no outstanding balance and unamortized debt issuance cost of Note-1 and Note-2, and Note-3.

The Company recognized interest expense of approximately $294,000 for Note-3 including interest relating to contractual interest obligation of $36,700 and amortization of debt discount of $257,000 for the six months ended June 30, 2021. The Company recognized $nil interest expense for Note-3 for the six months ended June 30, 2022.

F-30

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

17. OTHER PAYABLES AND ACCRUED EXPENSES

As of June 30, 2022 and December 31, 2021, other payables and accrued expenses consist of:

	June 30, 2022	December 31, 2021
	(Unaudited)
Advances from unrelated third parties (i)	$611,611	$770,612
Other taxes payable (ii)	4,033,589	3,665,976
Accrued professional fees	-	9,279
Amount due to employees (iii)	49,429	87,889
Other current liabilities	100,213	359,743
	$4,794,842	$4,893,499

(i)	The advances from unrelated parties are non-interest bearing and due on demand.

(ii)	The other taxes payable were the amounts due to the value added tax, business tax, city maintenance and construction tax, and individual income tax.

(iii)	The amounts due to employees were pertaining to employees’ out-of-pocket expenses for travel and meal allowance, etc.

18. STATUTORY RESERVE AND DISTRIBUTION OF PROFIT

In accordance with relevant PRC regulations and the Articles of Association of our PRC subsidiaries, our PRC subsidiaries are required to allocate at least 10% of their annual after-tax profits determined in accordance with PRC statutory financial statements to a statutory general reserve fund until the amounts in said fund reaches 50% of their registered capital. As of June 30, 2022 and December 31, 2021, the balance of general reserve was $14.0 million for each of the reporting periods.

F-31

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Under the applicable PRC regulations, the Company may pay dividends only out of the accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. As the statutory reserve funds can only be used for specific purposes under the PRC laws and regulations. The general reserves are not distributable as cash dividends.

Our after-tax profits or losses with respect to the payment of dividends out of accumulated profits and the annual appropriation of after-tax profits as calculated pursuant to the PRC accounting standards and regulations do not result in significant differences as compared to after-tax earnings as presented in our consolidated financial statements. However, there are certain differences between the PRC accounting standards and regulations and the U.S. generally accepted accounting principles, arising from different treatment of items such as amortization of intangible assets and change in fair value of contingent consideration arising from business combinations.

19. EQUITY

(a) Ordinary shares

The Company is authorized to issue 100,000,000 ordinary shares.

In January 2021, the Company issued a total of 740,740 ordinary shares to certain individual investors at $2.7 per share, which generated approximately $1.99 million net proceeds for the Company.

In February 2021, the Company issued a total of 1,900,000 ordinary shares to certain individual investors at $4.08 per share, which generated approximately $7.74 million net proceeds for the Company.

In January 2021, the Company issued 7,000 ordinary shares with fair value of approximately $21,840 to a consultant as compensation for the consulting service.

In March 2021, the Company issued 200,000 ordinary shares with fair value of approximately $2,792,000 to certain employees for their job performance.

In March 2021, the Company issued 500,000 ordinary shares in the registered direct offering at the offering price of $6.70 per share resulting in approximately $3.34 million net proceeds for the Company.

In June 2021, the Company issued 1,213,630 ordinary shares with 6 months restricted period upon the closing of acquisition of TNM, at a price of $5.27 per share with discounts for lack of marketability as the consideration equivalent to approximately $5.4 million for acquiring 100% equity interest of TNM.

In June 2021, the holder of the convertible note issued in September 2020 converted 50% principal balance of the note and accrued interests to the Company’s ordinary shares in an aggregate of 298,716 ordinary shares (see Note 15). The total amount of principal and accrued interest converted into the ordinary shares as of June 30, 2021 was approximately $766,000.

In February 2022, the Company issued the first phase of 67,184 restricted ordinary shares with a fair value of approximately $118,000, for the acquisition of Zhenjiang Taoping IoT Tech. Co., Ltd (“Zhengjiang Taoping”). The Company agreed to issue to the shareholders of Zhenjiang Taoping a total of 201,552 restricted ordinary shares in three phases, conditioned upon the satisfaction of certain performance targets.

In March 2022, the Company issued 10,000 ordinary shares with a fair value of $14,500 to a consultant as a compensation for his service.

(b) Stock-based compensation

The following table provides the details of the approximate total share-based payments expense during the six months ended June 30, 2022 and 2021:

	Six Months Ended June 30, 2022		Six Months Ended June 30, 2021
	(Unaudited)		(Unaudited)
Employees and directors share-based payments	$-		$2,950,000	(a)(c)
Stock options and warrants issued for services	-		2,100,000	(d)
Shares issued for services	14,500	(a)	42,000	(a)
	$14,500		$5,092,000

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TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(c) Stock options to employees and directors

On May 9, 2016, the Board of Directors of the Company adopted the 2016 Equity Incentive Plan, or the 2016 Plan. Pursuant to the 2016 Plan and its amendment in May 2021, the Company may offer up to five million ordinary shares as equity incentives to its directors, employees and consultants. Such number of shares is subject to adjustment in the event of certain reorganizations, mergers, business combinations, recapitalizations, stock splits, stock dividends, or other change in the corporate structure of the Company affecting the issuable shares under the 2016 Plan. The Company accounts for its stock option awards to employees and directors pursuant to the provisions of ASC 718, Compensation – Stock Compensation. The fair value of each option award is estimated on the date of grant using the Black-Scholes Merton valuation model. The Company recognizes the fair value of each option as compensation expense ratably using the straight-line attribution method over the service period, which is generally the vesting period.

Stock option activity for the six months ended June 30, 2022 is summarized as follows:

		Weighted	Weighted Average Remaining
	Options	Average Exercise	Contractual Life	Aggregated Intrinsic
	Outstanding	Price	(Years)	Value
Outstanding at January 1, 2022	297,681	$2.4	1.6	$714,400
Exercised	-	-
Canceled	(9,167)	$2.4
Outstanding at June 30, 2022 (Unaudited)	288,514	$2.4	1.1	$385,148
Vested and expected to be vested as of June 30, 2022 (Unaudited)	288,514	$2.4	1.1	$385,148
Options exercisable as of June 30, 2022 (vested) (Unaudited)	288,514	$2.4	1.1	$385,148

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TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

There were no stock options granted to employees during the years ended June 30, 2022 and 2021. There was no option exercised during the six months ended June 30, 2022 and 2021.

As of June 30, 2022, no unrecognized compensation expense related to non-vested share options is expected to be recognized. The total fair value of options vested during the six months ended June 30, 2022, and 2021 was approximately $ nil and $0.2 million, respectively. To the extent the actual forfeiture rate is different from what the Company has anticipated, stock-based compensation related to these awards will be different from its expectations.

(d) Stock options and warrants to non-employees

Pursuant to the 2016 Plan and its amendment, for the six months ended June 30, 2022 and 2021, the Company issued -nil and 1,915,000 warrants to consultants, respectively. The Company expensed to administrative expense approximately $ nil and $2.1 million for the six months ended June 30, 2022 and 2021, respectively. During the six months ended June 30, 2022, no options or warrants were exercised.

The following table outlines the options and warrants outstanding and exercisable as of June 30, 2022:

	June 30, 2022 Number of Warrants Outstanding	Exercise	Expiration
	and Exercisable	Price	Date

July 2020 stock options to consultants	57,366	$2.64	07/09/2023
Total	57,366

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TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

20. CONSOLIDATED SEGMENT DATA

Selected information by segment is presented in the following tables for the six months ended June 30, 2022 and 2021

	Six Months Ended June 30, 2022 (Unaudited)	Six Months Ended June 30, 2021 (Unaudited)
Revenues (1)
TIT Segment	$122,085	$88,670
CBT Segment	6,900,963	5,522,135
BT Segment	3,513,608	814,772
	$10,536,656	$6,425,577

(1)	Revenues by operating segments exclude intercompany transactions.

	Six Months Ended June 30, 2022 (Unaudited)	Six Months Ended June 30, 2021 (Unaudited)
(Loss) income from operations
TIT Segment	$6,185,026	$(72,677)
CBT Segment	(7,855,472)	(8,792,969)
BT segment	(1,624,014)	(1,246,811)
Corporate and others (2)	(238,071)	(3,809,748)
(Loss) from operations	(3,532,531)	(13,922,205)
CBT’s loss from equity method investments	(307,403)	(578,619)
BT’s other income	572,634	41,345
Corporate other income, net	1,558,620	473,879
Corporate interest income	1,115	2,109
Corporate interest expense	(288,707)	(480,548)
(Loss) before income taxes	(1,996,272)	(14,464,039)
Income tax benefit	(4,283)	(871)
Net loss	(2,000,555)	(14,464,910)
Less: Loss attributable to the non-controlling interest	-	366,570
Net loss attributable to the Company	$(2,000,555)	$(14,098,340)

(2)	Includes non-cash compensation, professional fees and consultancy fees for the Company.

Non-cash compensation by segment for the six months ended June 30, 2022 and 2021 are as follows:

	Six Months Ended June 30, 2022 (Unaudited)		Six Months Ended June 30, 2021 (Unaudited)
Non-cash compensation:
TIT Segment	$		$55,840
CBT Segment			335,040
BT segment			1,357,383
Corporate and others		14,500	3,344,699
		$14,500	$5,092,962

Depreciation and amortization by segment for six months ended June 30, 2022 and 2021 are as follows:

	Six Months Ended June 30, 2022 (Unaudited)	Six Months Ended June 30, 2021 (Unaudited)
Depreciation and amortization:
TIT Segment	$23,996	$16,356
CBT Segment	2,858,829	2,385,886
BT Segment	1,137,290	310,766
	$4,020,115	$2,713,008

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TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

	Six Months Ended June 30, 2022 (Unaudited)	Six Months Ended June 30, 2021 (Unaudited)
Provisions for allowance for credit losses on accounts receivable, other receivable and advances to suppliers:
TIT Segment	$(39,372)	$(61,812)
CBT Segment	(360,317)	6,752,063
BT Segment	(46)	7,357
	$(399,735)	$6,697,608

	Six Months Ended June 30, 2022 (Unaudited)	Six Months Ended June 30, 2021 (Unaudited)
Inventory obsolescence provision:
TIT Segment	$574,506	$-
CBT Segment	103,864	48,589
	$678,370	$48,589

Total assets by segment as of June 30, 2022 and December 31, 2021 are as follows:

	June 30, 2022 (Unaudited)	December 31, 2021
Total assets
TIT Segment	$354,452	$6,462,162
CBT Segment	29,619,006	30,981,079
BT Segment	9,507,247	9,712,250
Corporate and others	7,027	-
	$39,487,732	$47,155,491

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TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

21. COMMITMENTS AND CONTINGENCIES

The Company may from time to time be subject to legal proceedings, investigations, and claims incidental to conduct of our business. The Company is currently not subject to any legal proceeding, investigations, and claims.

Although the COVID-19 pandemic has largely been contained in China, ripple effect of negative impact from the pandemic to the out-of-home advertising business sector continued in the first half of 2021. The China government continues asserted efforts to vaccinate general population, social distancing, mandate mask wearing in the public places and public transportation, prohibit large gatherings, control travels to and from high-risk infectious areas, and track the source of infections. The COVID-19 pandemic may continue to adversely affect the Company’s business and results of operations.

In addition to various promulgations in the past few years, ten Chinese regulatory authorities recently collectively promulgated a guidance to further control and monitor cryptocurrency related trading, exchanges, transaction, banking and financial service, initial coin offering, and other intermediary and derivatives transactions, which are considered illegal in accordance with effectuated laws and regulations and may be subject to penalty criminally. The new guidance also bars foreign cryptocurrency trading platforms and related businesses to provide services to China domestic individuals and business entities, and expands the application of laws and regulations to Chinese employees or contractors of foreign operatives, that provide related services to individuals or business entities domiciled in China. Although, the legality of cryptocurrency mining activity was not specifically mentioned in the guidance, notably in recent events, where the government’s sudden interventions or modifications of the laws and regulations currently in effective could negatively impact the Company’s operations and financial results. The legality of cryptocurrency mining activity may be subject to challenge by Chinese authorities.

22. CONCENTRATIONS

For the six months ended June 30, 2022, the revenue from cryptocurrency mining consisted 31% of the total revenues, and no single customer accounted for greater than 10% of the total revenues. For the six months ended June 30, 2021, the revenue from cryptocurrency mining consisted 13% of the total revenues, and one customer accounted for 10% of the total revenues. The Company’s top five customers in aggregate accounted for 22% and 44% of the Company’s revenues for each of the six months ended June 30, 2022 and 2021, respectively, including the revenue from cryptocurrency mining.

The Company’s top five receivables in aggregate accounted for 8% of total net accounts receivable as of June 30, 2022, while no single customer accounted for greater than 10% or more of accounts receivable. The Company’s top five customers in aggregate accounted for 19% of total net accounts receivable as of December 31, 2021, while no single customer accounted for greater than 10% or more of accounts receivable.

For the six months ended June 30, 2022 and 2021, approximately 85% and 96%, respectively, of total purchases were from five unrelated suppliers. Two suppliers each accounted for 36% and 23%, respectively, of total purchases in the six months ended June 30, 2021, and two suppliers each accounted for 59% and 19%, respectively, of total purchases in the six months ended June 30, 2021.

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